Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

17 March 2025

Westpac appoints new Chief Financial Officer

Westpac has announced the appointment of Nathan Goonan as Chief Financial Officer, subject to regulatory approval.

Mr Goonan joins Westpac from National Australia Bank, where he has been since 2013. Currently Group Chief Financial Officer, Mr Goonan oversees Finance, Group Strategy and related activities.

Westpac CEO Anthony Miller said Mr Goonan has extensive experience in financial services, both locally and globally.

“Nathan is a seasoned financial services executive, with more than 20 years’ experience across all aspects of banking. I’m delighted to appoint someone of Nathan’s calibre to this role. His breadth of knowledge across many areas, coupled with his deep expertise in finance, makes him an ideal fit,” said Mr Miller.

Michael Rowland, current Chief Financial Officer, will remain in his role until Mr Goonan joins Westpac later this year.

About Nathan Goonan

Nathan has more than 20 years’ experience in financial services, having started his career in mergers and acquisitions at NAB before moving into investment banking. He rejoined NAB in 2013 and has been a member of NAB’s Group Executive Leadership teams since 2020.

Prior to becoming Group CFO, Nathan was Group Executive Strategy & Innovation. Before this he held various roles across NAB in the fields of strategy, innovation, corporate affairs and mergers and acquisitions.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.